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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-49296

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING____01/01/2021___AND ENDING _____12/31/2021_____
                                      MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: ___Ohio National Equities, Inc._____

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

One Financial Way
_____
                                    (No. and Street)

Cincinnati	Ohio	45242
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Teresa R. Cooper	(513) 794-6162	Teresa_Cooper@ohionational.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

KPMG LLP
_____
(Name – if individual, state last, first, and middle name)

312 Walnut Street, Suite 3400	Cincinnati	Ohio	45202
(Address)	(City)	(State)	(Zip Code)

10/20/2003		185
(Date of Registration with PCAOB)(if applicable)		(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public
  accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17
  CFR 240.17a-5(e)(1)(ii), if applicable.
**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form
displays a currently valid OMB control number.**



OATH OR AFFIRMATION

I, _____Jeffrey A. Bley_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of _Ohio National Equities, Inc._____, as of _December 31_____, 21_, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Teresa R Cooper
Notary Public
In and For the State of Ohio
My Commission Expires
21 November 2022

Signature: _____
Title: _____
President

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☑ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☑ (d) Statement of cash flows.
- ☑ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☑ (g) Notes to consolidated financial statements.
- ☑ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☑ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☑ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☑ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☑ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

OHIO NATIONAL EQUITIES, INC.
(A Wholly Owned Subsidiary of
The Ohio National Life Insurance Company)

Financial Statements and Schedules

December 31, 2021

(With Report of Independent Registered Public Accounting Firm Thereon)

OHIO NATIONAL EQUITIES, INC.
(A Wholly Owned Subsidiary of
The Ohio National Life Insurance Company)

Table of Contents



KPMG LLP
Suite 3400
312 Walnut Street
Cincinnati, OH 45202

Report of Independent Registered Public Accounting Firm

To the Stockholder and the Board of Directors
Ohio National Equities, Inc.:

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ohio National Equities, Inc.
(the Company) as of December 31, 2021, the related statements of operations, changes in stockholder's equity,
and cash flows for the year then ended, and the related notes (collectively, the financial statements). In our
opinion, the financial statements present fairly, in all material respects, the financial position of the Company as
of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity
with U.S. generally accepted accounting principles.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to
express an opinion on these financial statements based on our audit. We are a public accounting firm registered
with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be
independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable
rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan
and perform the audit to obtain reasonable assurance about whether the financial statements are free of
material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the
risks of material misstatement of the financial statements, whether due to error or fraud, and performing
procedures that respond to those risks. Such procedures included examining, on a test basis, evidence
regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the
accounting principles used and significant estimates made by management, as well as evaluating the overall
presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Accompanying Supplemental Information

The supplemental information contained in Schedules 1, 2, and 3 has been subjected to audit procedures
performed in conjunction with the audit of the Company's financial statements. The supplemental information is
the responsibility of the Company's management. Our audit procedures included determining whether the
supplemental information reconciles to the financial statements or the underlying accounting and other records,
as applicable, and performing procedures to test the completeness and accuracy of the information presented in
the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the
supplemental information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5.
In our opinion, the supplemental information contained in Schedules 1, 2, and 3 is fairly stated, in all material
respects, in relation to the financial statements as a whole.



We have served as the Company's auditor since 1996.

Cincinnati, Ohio
February 24, 2022

KPMG LLP a Delaware limited liability partnership and a member firm of
the KPMG global organization of independent member firms affiliated with
KPMG International Limited, a private English company limited by guarantee

OHIO NATIONAL EQUITIES, INC.
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)
Statement of Financial Condition
As of December 31, 2021

Assets

Cash	$	1,928,100
Accounts receivable from affiliates, net (note 3)		29,942
Prepaid state income taxes		15,378
Other assets		4,400
Total assets	$	1,977,820

Liabilities and Stockholder's Equity

Liabilities:		
Accounts payable and accrued expenses	$	29,084
Payable to affiliate, net (note 3)		981
Commissions payable (note 3)		1,226,983
Federal income taxes payable (note 2)		3,331
Total liabilities		1,260,379
Stockholder's equity (note 4):		
Common stock, without par value. Authorized 10,000 shares;		
issued and outstanding 3,300 shares at stated value of $10 per share		33,000
Additional paid-in capital		9,397,000
Retained deficit		(8,712,559)
Total stockholder's equity		717,441
Total liabilities and stockholder's equity	$	1,977,820

See accompanying notes to financial statements.

OHIO NATIONAL EQUITIES, INC.
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)
Statement of Operations
For the Year Ended December 31, 2021

Revenues		
Commmission loss, net		$ (8,863)
Expenses		
Service contract (note 3)	165,892	
Regulatory fees and expenses	9,760	
General expenses	99,731	
Total Expenses		275,383
Loss before income taxes		(284,246)
Income taxes (note 2)		
Current expense		38,121
Net loss		$ (322,367)

See accompanying notes to financial statements.

OHIO NATIONAL EQUITIES, INC.
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)
Statement of Changes in Stockholder's Equity
As of December 31, 2021

	Common stock	Additional paid-in capital	Retained deficit	Total stockholder's equity
Balance at December 31, 2020	$ 33,000	9,397,000	(8,390,192)	1,039,808
Net loss	—	—	(322,367)	(322,367)
Balance at December 31, 2021	$ 33,000	9,397,000	(8,712,559)	717,441

See accompanying notes to financial statements.

OHIO NATIONAL EQUITIES, INC.
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)
Consolidated Statement of Cash Flows
For the Year Ended December 31, 2021

Cash flows from operating activities:		
Net loss	$	(322,367)
Adjustments to reconcile net income to net cash used in operating activities:		
Increase in accounts receivable from affiliates		(11,702)
Decrease in income taxes receivable		3,245
Decrease in other assets		276
Decrease in accounts payable and accrued expenses		(28,364)
Net cash used in operating activities		(358,912)
Decrease in cash		(358,912)
Cash at beginning of year		2,287,012
Cash at end of year	$	1,928,100
Federal income tax paid to The Ohio National Life Insurance Company	$	(34,459)

See accompanying notes to financial statements.

(1) General Information and Significant Accounting Policies

Ohio National Equities, Inc. (the "Company" or "ONEQ") was incorporated in Ohio in 1996. The Company commenced operations in August of 1997. The Company, which is a wholly owned subsidiary of The Ohio National Life Insurance Company ("ONLIC"), is registered as a wholesale broker and dealer under the Securities and Exchange Commission ("SEC") Act of 1934 and is a member of the Financial Industry Regulation Authority. The Company has claimed exemption under the Customer Protection Rule, SEC Rule 15c3-3, Section k(1) which limits the Company to transactions in certain redeemable securities of registered investment companies or insurance products and allows the Company to briefly handle customer funds and/or securities, but requires such funds or securities to be transmitted promptly.

ONLIC is owned 100% by Ohio National Financial Services, Inc. ("ONFS"), a stock holding company. ONFS is owned 100% by Ohio National Mutual Holdings, Inc. ("ONMH"), a mutual holding company organized under Ohio insurance laws. On March 22, 2021, the Board of ONMH unanimously approved an agreement to enter into a strategic transaction with Constellation Insurance Holdings, Inc. ("Constellation") whereby Constellation will acquire ONMH. The agreement was signed on March 22, 2021. The transaction is subject to regulatory and member approval. Upon completion of the transaction, ONMH will be a private stock company owned by Constellation. The transaction is expected to be completed in early 2022.

Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the statement of financial condition and revenues and expenses for the reporting period to prepare these financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP"). Actual results could differ from those estimates.

The Company has entered into arrangements to sell variable life insurance contracts on behalf of Ohio National Life Assurance Corp ("ONLAC"), an affiliate, and variable annuity contracts and fixed annuity contracts on behalf of ONLIC and National Security Life and Annuity Company ("NSLAC"), an affiliate, the O.N. Equity Sales Company ("ONESCO"), an affiliate and to unrelated third party broker dealers, through underwriting agreements with ONLAC, ONLIC, and NSLAC. NSLAC also reimburses the Company for the expenses incurred by the Company for the distribution of the NSLAC products.

Effective September 15, 2018, ONLIC no longer accepts new applications for variable annuities or new retirement plans, while continuing to service and support existing clients in both product lines. Commissions are paid for additional payments made to existing contracts. Remaining trail commissions are reimbursable by ONLIC, and therefore, have no overall financial impact to the Company.

In May 2020, ONLIC re-launched a fixed indexed annuity product as part of the distribution and underwriting agreement with the Company.

The underwriting agreements establish the amounts due to the Company from ONLAC, ONLIC, and NSLAC. Related revenue, which is based on agreed upon commission rates, is recognized when the Company's performance obligation is satisfied. For fees paid up front, the Company believes that its

performance obligation is the sale of the contract and as such, is fulfilled on the trade date. Certain variable commission revenue is considered constrained within ASC 606, as it is dependent on the account value at future points in time as well as the length of time and whether the policy remains in force, all of which are highly susceptible to factors outside the Company's influence. The constraint is overcome when the account value and investor activities are known, usually monthly, at which point the revenue is recognized. The Company has no remaining performance obligations to satisfy related to revenue from contracts with customers as of December 31, 2021. See Note 3 concerning related-party transactions.

Service contract expense is recognized ratably over the year based on annual cost models for direct and indirect costs related to services performed. ONEQ has service contract agreements with ONLIC, ONFS and ONESCO. ONEQ is billed from ONLIC for legal and professional services, data processing services, and other administrative services. The Company is billed from ONFS for services, office space, equipment and materials necessary to the operation of the business. ONEQ is billed from ONESCO for services and support including contracting and licensing, marketing, compliance and training support. The expenses related to the service contract agreements are reviewed quarterly with appropriate Management for reasonableness and approval.

Service contract, regulatory fees, and general expenses are recognized as they are incurred by the Company.

The carrying amounts of financial assets and liabilities approximate fair value. The amounts shown for receivables represent their estimated future realizable balances. The receivables are short-term in nature, with substantially all balances expected to be received within a one month period.

Comprehensive income includes net income (loss) as well as certain items that are reported directly within a separate component of stockholder's equity that are excluded from net income (loss). Currently, net income (loss) is the Company's only component of comprehensive income.

(2) Income Taxes

The Company files a consolidated federal income tax return with its parent company, ONLIC. The method of allocation between companies is subject to a written agreement. Allocations are based upon separate return calculations with current credit for net losses. Intercompany tax balances are settled monthly.

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when it is determined that it is more likely than not that the deferred tax asset will not be fully realized. As of

December 31, 2021, there is no federal deferred tax asset. For state purposes, a valuation allowance is needed as of December 31, 2021, as it is more likely than not that the state deferred tax assets will not be realized. In recognition of this risk, we have provided a valuation allowance of $295,980 on the state deferred tax assets.

The Company provides for federal and state income taxes based on amounts it believes it will owe in accordance with FASB Accounting Standards Codification ("ASC") 740-10, *Income Taxes – Recognition*. This guidance addresses the accounting and disclosure of uncertain tax positions. This guidance also prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The difference between the tax benefit recognized in the financial statements for a position in accordance with this guidance and the tax benefit claimed in the tax return is referred to as an unrecognized tax benefit. As of December 31, 2021, there are no reserves for uncertain tax positions.

Total income tax expense for the year ended December 31, 2021 differs from the amount computed by applying the U.S. federal income tax rate of 21% to income before federal income tax expense as follows:

	Amount	Percentage
Computed (expected) tax benefit	$ (59,692)	21.00 %
Transfer pricing	94,619	(33.29)
State tax benefit, net of federal income tax benefit	3,221	(1.13)
Other	(27)	0.01
Total expense and effective rate	$ 38,121	(13.41) %

(3) Related-Party Transactions

The Company has service contract agreements with ONLIC, ONFS and ONESCO, and an underwriting agreement with NSLAC. The Company is billed pursuant to a services agreement from ONLIC for legal and professional services, data processing services, and other administrative services. The Company is billed from ONFS for services, office space, equipment and materials necessary to the operation of the Company's business. The Company is billed from ONESCO for services and support including contracting and licensing, marketing, compliance and training support. The Company bills NSLAC for employee benefit chargebacks, which reduce the service contracts expenses. There is no assurance that these costs would be similar if the Company had to obtain such services and support on its own. The Company had no payable due to ONLIC, ONESCO or NSLAC related to these service contracts as of December 31, 2021.

The service contract expense of $165,892 for the year ended December 31, 2021 comprised services expenses all from ONLIC.

The Company has a distribution and underwriting agreement with ONLIC to distribute variable and fixed annuity contracts and with ONLAC to distribute variable universal life contracts. In connection

with the sale of these contracts, the Company records commission revenue, marketing allowance expenses paid to the distributors related to the sale or marketing of the contracts, printing and distribution of prospectuses, and other expenses incurred with the distribution/sale of the contracts. ONLIC reimburses the Company for any asset based marketing allowance expense and printing and prospectus expenses with respect to the contracts beginning the second year after issuance. The Company is also reimbursed by NSLAC for expenses related to distributing variable annuity and variable universal life contracts issued by NSLAC, per the underwriting agreement. The affiliated amounts owed to the Company as of December 31 were as follows, which are shown on the face of the statement of financial condition:

	2021
NSLAC reimbursements	$ 19,140
ONLIC asset based marketing allowance reimbursement	10,170
Other reimbursements due from ONLAC/ONLIC	632
Total accounts receivable from affiliates, net	$ 29,942

The unaffiliated accounts payable due to the distributors related to the sale or marketing of the contracts was $1,226,983 as of December 31, 2021.

With the adoption of ASU 2014-09, *Revenue from Contracts with Customers* (Topic 606), the Company records intercompany revenue from affiliates and related commissions expense net. During 2021, sales of these contracts resulted in net revenue as follows as of December 31:

		2021
Revenues:		
Commissions		$ -
Direct cost of revenues:		
Commission expense	$ -	
Asset based and sales based marketing allowance expense	5,064,770	
Asset based marketing allowance expense reimbursement	(5,055,907)	8,863
Net expense		$ (8,863)

Of the total asset based and sales based marketing allowance expense reported above, $384,350 was paid to ONESCO for the year ended December 31, 2021 for marketing support services related to the sale and distribution of ONLIC annuity contracts, per a selling agreement with ONEQ. The amount owed to ONESCO by the Company as of December 31, 2021 was $981.

(4) Net Capital Requirement

The Company, as a registered broker and dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1 or the "Rule"). Under the computation provided

by the Rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 1/15 of "aggregate indebtedness," as those terms are defined in the Rule. The Rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2021, the Company had a minimum capital requirement of $84,025, and "aggregate indebtedness" and "net capital" of $1,260,379 and $667,721, respectively, and ratio of aggregate indebtedness to net capital of 1.89 to 1.

(5) Contingencies

The Company is a defendant in various claims and legal actions arising in the ordinary course of business. Given the inherent unpredictability of these matters, it is difficult to estimate the impact on the Company's financial position. The Company establishes liabilities for litigation and regulatory loss contingencies when it is probable that a loss has been incurred and the amount of the loss can be reasonably estimated. Legal costs are accrued by the Company as incurred and for the estimated amount to be incurred. On a quarterly and annual basis, the Company reviews relevant information with respect to the liabilities for litigation, regulatory investigations and litigation-related contingencies to be reflected in the Company's financial statements.

(6) Fair Value Measurements

Fair Value Hierarchy
Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (exit price) in an orderly transaction between market participants at the measurement date. In determining fair value, the Company uses various methods including market, income and cost approaches. The Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs.

The Company is required to categorize its assets and liabilities that are carried at estimated fair value on the statement of financial condition into a three level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement.

The levels of fair value hierarchy are as follows:

- **Level 1** – Fair value is based on unadjusted quoted prices for identical assets or liabilities in an active market at the measurement date. The types of assets utilizing Level 1 valuations include U.S. government securities, actively traded equity securities, investments in publicly traded mutual funds, cash and cash equivalents, and exchange traded derivatives.

- **Level 2** – Fair value is based on significant inputs, other than quoted prices included in Level 1 that are observable in active markets or that are derived principally from or corroborated by observable

market data through correlation or other means for identical or similar assets and liabilities. As of December 31, 2021, the Company had no assets measured in Level 2 of the hierarchy.

- **Level 3** – Fair value is based on unobservable inputs for the asset or liability for which there is little or no market activity at the measurement date. Unobservable inputs used in the valuation reflect management's best estimate about the assumptions market participants would use to price the asset or liability. As of December 31, 2021, the Company had no assets measured in Level 3 of the hierarchy.

The following table presents the Company's hierarchy for its assets and liabilities measured at estimated fair value on a recurring basis as of December 31, 2021:

		Level 1	Level 2	Level 3	Total
Assets:					
Cash	$	1,928,100	—	—	1,928,100
Deposits		4,400	—	—	4,400
Total assets	$	1,932,500	—	—	1,932,500

Determination of Fair Values
The valuation methodologies used to determine the estimated fair values of assets and liabilities under the exit price notion of FASB ASC Topic 820, *Fair Value Measurements and Disclosures*, reflect market participant objectives and are based on the application of the fair value hierarchy that prioritizes observable market inputs over unobservable inputs. The Company determines the estimated fair values of certain financial assets and financial liabilities based on quoted market prices, where available. The Company also determines estimated fair value based on future cash flows discounted at the appropriate current market rate. Estimated fair values include adjustments for credit-related and liquidity issues of the underlying issuer of the investment.

The Company has policies and guidelines that establish valuation methodologies and consistent application of such methodologies. These policies and guidelines provide controls around the valuation process. These controls include appropriate review and analysis of investment prices against market activity or price variances, review of secondary pricing sources, review of price source changes, and review of methodology changes.

The following is a discussion of the methodologies used to determine estimated fair values for the financial instruments listed in the above table:

Cash – Cash is considered Level 1 as it is the functional currency in the U.S., the most liquid form of an asset and not subject to valuation fluctuations.

Deposits – The Company holds cash deposits with various regulatory agencies. These deposits are considered Level 1 since cash is the most liquid form of asset and not subject to valuation fluctuations. The estimated fair value of the deposit would be equal to the cash balance since there are no restrictions that would impact the amount of cash held on deposit. Deposits are classified in other assets in the statement of financial condition.

Asset Transfers between Levels

The Company reviews its fair value hierarchy classifications annually. Changes in the observability of significant valuation inputs identified during these reviews may trigger reclassification of fair value hierarchy levels of financial assets and liabilities. There were no net transfers to or from Level 1, Level 2, or Level 3 during 2021.

Fair Value Measurement on a Nonrecurring Basis

The Company did not have assets that are measured at estimated fair value on a nonrecurring basis in periods subsequent to initial recognition.

(7) **Subsequent Events**

The Company has evaluated subsequent events through February 24, 2022, the date at which the financial statements were issued, and determined there are no additional items to disclose.

OHIO NATIONAL EQUITIES, INC.
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)
Computation of Net Capital under Rule 15c3-1
As of December 31, 2021

Aggregate indebtedness:		
Total liabilities	$	1,260,379
Net capital		667,721
Minimum capital required to be maintained (greater of $5,000 or 1/15 of aggregate indebtedness of $1,260,379)		84,025
Net capital in excess of requirements	$	583,696
Percentage of aggregate indebtedness to net capital		188.76
Net worth:		
Common stock	$	33,000
Additional paid-in capital		9,397,000
Retained deficit		(8,712,559)
Total net worth		717,441
Deduct:		
Nonallowable assets:		
Accounts receivable from affiliates		29,942
Other assets		19,778
		49,720
Net capital before haircuts on securities positions		667,721
Haircuts on securities computed pursuant to Rule 15c3-1:		
Other securities		—
Net capital	$	667,721

Note: The above computation does not materially differ from the computation of net capital under Rule 15c3-1 at December 31, 2021 filed on unaudited Form X-17A-5, Part IIA on January 26, 2022.

See accompanying report of independent registered public accounting firm.

OHIO NATIONAL EQUITIES, INC.
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)
Computation for the Determination of the Reserve Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934
As of December 31, 2021

.

The Company is exempt from Rule 15c3-3 pursuant to the provisions of the subparagraph (k)(1) of that rule.

.

See accompanying report of independent registered public accounting firm.

.

.

OHIO NATIONAL EQUITIES, INC.
(A Wholly Owned Subsidiary of The Ohio National Life Insurance Company)
Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934
As of December 31, 2021

The Company is exempt from Rule 15c3-3 pursuant to the provisions of the subparagraph (k)(1) of that rule.

See accompanying report of independent registered public accounting firm.



KPMG LLP
Suite 3400
312 Walnut Street
Cincinnati, OH 45202

Report of Independent Registered Public Accounting Firm

The Board of Directors
Ohio National Equities, Inc:

We have reviewed management's statements, included in the accompanying Ohio National Equities, Inc. Exemption Report (the Exemption Report), in which (1) Ohio National Equities, Inc. (the Company) identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3(k)(1) (the exemption provisions); and (2) the Company stated that it met the identified exemption provisions throughout the year ended December 31, 2021 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

KPMG LLP

Cincinnati, Ohio
February 24, 2022

One Financial Way
Cincinnati, Ohio 45242

Post Office Box 5308
Cincinnati, Ohio 45201-5308

Marketing Desk: 888.744.7355
Customer Service: 888.925.6446
Fax: 513.794.4625

Ohio National Equities, Inc.
Member FINRA

Exemption Report

Ohio National Equities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(1):

Limited business in certain redeemable securities of registered investment companies or insurance products.

The Company has met the identified exemption provisions for the fiscal year ended December 31, 2021 without exception.

Ohio National Equities, Inc.

I, Jeffrey A. Bley, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Title: President
Date: February 24, 2022



Ohio National
Financial Services®
S-0073 2-20

The Ohio National Life Insurance Company | Ohio National Life Assurance Corporation



KPMG LLP
Suite 3400
312 Walnut Street
Cincinnati, OH 45202

Report of Independent Registered Public Accounting Firm

The Board of Directors
Ohio National Equities, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the Securities Investor Protection Corporation (SIPC) Series 600 Rules, we have performed the procedures enumerated below with respect to the accompanying Certification of Exclusion From Membership (Form SIPC-3) of Ohio National Equities, Inc. (the Company) for the year ended December 31, 2021. The Company's management is responsible for its Form SIPC-3 and for its compliance with the applicable instructions on Form SIPC-3.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and the SIPC in evaluating the Company's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 during the year ended December 31, 2021 as noted on the accompanying Form SIPC-3. Additionally, the SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. No other parties have agreed to or acknowledged the appropriateness of these procedures for the intended purpose or any other purpose.

The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures for the intended purpose is solely the responsibility of the Company and we make no representation regarding the sufficiency of the procedures described below either for the intended purpose or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the Total Revenues amount included in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2021 to the total revenues in the Company's audited financial statements included in the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021, and noted no difference;

2. Compared the amount in each revenue classification reported in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2021 to supporting schedules and working papers, and noted no differences; and

3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2021 and in the related schedules and working papers, and noted no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the American Institute of Certified Public Accountants and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to, and did not, conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-3 and for its compliance with the applicable instructions on Form SIPC-3 for the year ended December 31, 2021 .



Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and the SIPC and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

Cincinnati, Ohio
February 24, 2022